<u>Summary of Changes Made By Royal Bank of Canada (“RBC”)</u>

RBC has filed an amended SBSD registration statement (SBSE-A form) on August 23, 2022 to:

1. Update the National Futures Association (“NFA”) ID for a Listed Principal.
2. Attach its NFA Form 7R.